UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

April 28, 2016

Date of Report (Date of earliest event reported)

Rovi Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-53413	26-1739297
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. employer identification number)

Two Circle Star Way

San Carlos, California 94070

(Address of principal executive offices, including zip code)

(408) 562-8400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On April 28, 2016, Rovi Corporation (“Rovi”), a Delaware corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TiVo Inc. (“TiVo”), Titan Technologies Corporation, a Delaware corporation and wholly owned subsidiary of Rovi (“Parent”), Nova Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent, Titan Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent, pursuant to which Rovi will acquire TiVo in a cash and stock transaction (the “Transaction”). The aggregate value of the Transaction to TiVo stockholders, based on the closing price for Rovi common stock on April 28, 2016, is approximately $1.1 billion.

Under the terms of the Merger Agreement, each share of TiVo common stock will be converted into the right to receive, subject to a two-way collar detailed in the Merger Agreement, $2.75 per share in cash and $7.95 per share in common stock in a new holding company that will own both TiVo and Rovi. Rovi stockholders will continue to own one share of common stock in the new holding company for each share of Rovi common stock owned as of the closing. The Transaction is subject to customary closing conditions, and is expected to close in the third quarter of 2016. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Section 382 Rights Plan

On April 28, 2016 (the “Rights Dividend Declaration Date”), the Board of Directors (the “Board of Directors”) of Rovi adopted a Section 382 rights plan (the “Section 382 Rights Plan”) and declared a dividend distribution of one right for each outstanding share of Rovi’s common stock to stockholders of record at the close of business on May 19, 2016. The Board of Directors adopted the Section 382 Rights Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on Rovi’s ability to use its net operating loss carryforwards (“NOLs”). If Rovi experiences an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), Rovi’s ability to fully utilize the NOLs on an annual basis will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of those benefits. The Section 382 Rights Plan is intended to act as a deterrent to any person (an “Acquiring Person”) acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.91% or more of Rovi’s outstanding common stock within the meaning of Section 382 of the Code, without the approval of the Board of Directors. Stockholders who beneficially own 4.91% or more of Rovi’s outstanding common stock as of the Rights Dividend Declaration Date will not be deemed to be an Acquiring Person, but such person will be deemed an Acquiring Person if such person (together with all affiliates and associates of such person) becomes the beneficial owner of securities representing a percentage of Rovi’s common stock that exceeds by 0.5% or more the lowest percentage of beneficial ownership of Rovi’s common stock that such person had at any time since the Rights Dividend Declaration Date. The description and terms of the rights are set forth in a Section 382 Rights Agreement, dated as of April 28, 2016 (the “Section 382 Rights Agreement”), by and between Rovi and American Stock Transfer & Trust Company, LLC, as Rights Agent.

The Rights. On the Rights Dividend Declaration Date, the Board of Directors authorized the issuance of one right (a “Right”) for each outstanding share of Rovi’s common stock to Rovi’s stockholders of record as of 5:00 p.m., New York City time, on May 19, 2016. Subject to the terms, provisions and conditions of the Section 382 Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from Rovi one one-thousandth of a share of Rovi’s Series A Junior Participating Preferred Stock, par value $0.001 per share, for a purchase price of $40.00 per Right (the “Purchase Price”). Prior to exercise, a Right does not give its holder any rights as a stockholder of Rovi, including any dividend, voting or liquidation rights.

Initial Exercisability. The Rights are not exercisable until the earlier of (i) ten days after a public announcement that a person has become an Acquiring Person and (ii) ten business days (or such later date as may be determined by the Board of Directors) after the commencement of a tender or exchange offer by or on behalf of a person that, if completed, would result in such person becoming an Acquiring Person. The date that the Rights become exercisable under the Section 382 Rights Agreement is referred to as the “Distribution Date.” Until the Distribution Date, Rovi’s common stock certificates will evidence the Rights. Any transfer of Rovi’s common stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, separate Rights certificates will be issued, and the Rights may be transferred apart from the transfer of the underlying shares of Rovi’s common stock, unless and until the Board of Directors has determined to effect an exchange pursuant to the Section 382 Rights Agreement (as described below).

“Flip-In” Event. In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will from and after the Distribution Date, have the right to receive, upon exercise of a Right and payment of the Purchase Price, a number of shares of Rovi’s common stock having a market value of two times the exercise price of the Right, which will initially be the Purchase Price. However, Rights are not exercisable following the occurrence of a person becoming an Acquiring Person until such time as the Rights are no longer redeemable by Rovi (as described below).

Exempted Persons and Exempted Transactions. The Board of Directors recognizes that there may be instances when an acquisition of shares of Rovi’s common stock that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger in any material respect the availability of the NOLs to Rovi. Accordingly, the Section 382 Rights Agreement grants discretion to the Board of Directors to designate a person as an “Exempted Person” or to designate a transaction as an “Exempted Transaction.” An “Exempted Person” cannot become an Acquiring Person and an “Exempted Transaction” cannot result in a person becoming an Acquiring Person. Any person will cease to be an Exempted Person if (A) such person ceases to beneficially own 4.91% or more of the shares of the then outstanding Common Stock, or (B) subject to certain exceptions set forth in the Section 382 Rights Agreement, after the date of such determination by the Board of Directors of the Company, such person, together with all affiliates and associates of such person, becomes the beneficial owner of securities representing a percentage of Common Stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of Beneficial Ownership of Common Stock that such person had at any time since the date such person first became the beneficial owner of 4.91% or more of the then outstanding shares of Common Stock. Also, the Board of Directors can revoke an “Exempted Person” designation if it subsequently makes a contrary determination regarding whether a person jeopardizes or endangers in any material respect the availability of the NOLs to Rovi.

Redemption. At any time until ten calendar days following the first date of public announcement that a person has become an Acquiring Person, Rovi may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment) (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the Right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange. At any time after a person becomes an Acquiring Person and prior to the acquisition by the Acquiring Person of 50% or more of Rovi’s outstanding common stock, the Board of Directors may exchange the Rights (other than Rights that have become void), in whole or in part, at an exchange ratio of one share of common stock, or a fractional share of Series A Junior Participating Preferred Stock (or of a share of a similar class or series of Rovi’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment). Immediately upon an exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of common stock (or a fractional share of Series A Junior Participating Preferred Stock or of a share of a similar class or series of Rovi’s preferred stock having similar rights, preferences and privileges) equal to the number of such Rights held by such holder multiplied by the exchange ratio.

Expiration. The Section 382 Rights Agreement will expire on the earliest of the following:

•	5:00 p.m., New York City time, on April 28, 2019;

•	the redemption of the Rights;

•	the exchange of the Rights;

•	the termination of the Merger Agreement prior to the consummation of the Mergers (as defined therein) contemplated thereby (the “Mergers”);

•	the consummation of the Mergers in accordance with the terms of the Merger Agreement;

•	the close of business on the effective date of the repeal of Section 382 or any successor statute if the Board of Directors determines that the Section 382 Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits; and

•	the close of business on the first day of a taxable year to which the Board of Directors determines that no tax benefits may be carried forward.

Anti-Dilution Provisions. The Board of Directors may adjust the Purchase Price of the Series A Junior Participating Preferred Stock, the number of shares of Series A Junior Participating Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a share dividend, a share split or a reclassification of the Series A Junior Participating Preferred Stock or of Rovi’s common stock, as the case may be. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Amendments. Prior to the Distribution Date, the Board of Directors may supplement or amend any provision of the Section 382 Rights Agreement in any respect without the approval of the holders of the Rights. From and after the Distribution Date, the Company and the Rights Agent shall, if the Company so directs, supplement or amend the Section 382 Rights Agreement without the approval of any holders of the Rights in order (i) to cure any ambiguity, (ii) to correct or supplement any provision contained in the Section 382 Rights Agreement which may be defective or inconsistent with any other provisions therein, (iii) to shorten or lengthen any time period thereunder, or (iv) to change or supplement the provisions thereunder in any manner which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person); provided, however, the Section 382 Rights Agreement may not be supplemented or amended to lengthen, pursuant to clause (iii) of this sentence, (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.

In connection with the adoption of the Section 382 Rights Agreement, the Board approved a Certificate of Designation of Series A Junior Participating Preferred Stock of Rovi (the “Certificate of Designation”). The Certificate of Designation was filed with the Secretary of the State of Delaware on May 3, 2016.

The foregoing summaries of the Section 382 Rights Agreement and the Certificate of Designation do not purport to be complete and are qualified in their entirety by reference to the complete text of the Section 382 Rights Agreement and the Certificate of Designation, copies of which have been filed as Exhibits 4.1 and 3.1, respectively, to Rovi’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 4, 2016, and each exhibit is incorporated herein by reference.

Item 3.03 Material Modification to Rights of Security Holders

The information set forth in “Section 382 Rights Plan” under “Item 1.01. Entry into a Material Definitive Agreement” of this Current Report on Form 8-K is incorporated into this Item 3.03 by reference.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth in “Section 382 Rights Plan” under “Item 1.01. Entry into a Material Definitive Agreement” of this Current Report on Form 8-K is incorporated into this Item 5.03 by reference.

Additionally, on April 28, 2016, the Board of Directors approved an amendment to its Amended and Restated Bylaws (the “Bylaw Amendment”) to adopt Delaware as the exclusive forum for adjudication of certain claims and disputes as set forth in Article X entitled “Forum for Adjudication for Certain Disputes.” The Bylaw Amendment was effective upon the approval by the Board of Directors.

The foregoing description of the Bylaw Amendment is only a summary, does not purport to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the complete text of the Bylaw Amendment which is attached hereto as Exhibit 3.2 and incorporated in its entirety herein by reference.

***

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference herein, including, for example, regarding the proposed transactions among Rovi, Parent and TiVo, the expected timetable for completing the transactions and the aggregate value of the transaction are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Rovi’s current expectations, estimates and projections about its business and industry, management’s beliefs and certain assumptions made by Rovi and TiVo, all of which are subject to change. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature may be used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. The timing of the consummation of the transactions could be delayed due to regulatory review, including by the Securities and Exchange Commission (“SEC”) and relevant antitrust authorities, the timing of the receipt of stockholder approval of either Rovi or TiVo and by litigation related to the transactions. The value that will be realized by Rovi’s stockholders in connection with the proposed transactions will depend on fluctuations in value of Rovi’s stock price. Factors that could cause Rovi’s stock price to vary include the resolution of intellectual property claims, the potential loss of business from one or more major licensees, evolving legal, regulatory and tax regimes and other developments in the DVR and advanced television solutions market, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Rovi’s annual report on Form 10-K for the period ended December 31, 2015, Rovi’s Quarterly Report on Form 10-Q for the period ended March 31,2016, TiVo’s annual report on Form 10-K for the period ended January 31, 2016 and other documents of Rovi, Parent and TiVo on file with the SEC. Rovi’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Any forward-looking statements made or incorporated by reference herein are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Rovi, TiVo or Parent. In connection with the Merger Agreement Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Parent and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on June 1, 2015. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and Exchange Commission when it becomes available. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are filed with this report on Form 8-K:

Exhibit Number	Description

2.1	Agreement and Plan of Merger dated April 28, 2016, by and among Rovi Corporation, TiVo Inc., Titan Technologies Corporation, Nova Acquisition Sub, Inc. and Titan Acquisition Sub, Inc.*

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock of Rovi Corporation filed with the Secretary of the State of Delaware on May 3, 2016 (filed as Exhibit 3.1 of Rovi’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 4, 2016)

3.2	First Amendment to the Amended and Restated Bylaws of Rovi Corporation

4.1	Section 382 Rights Agreement, dated as of April 28, 2016, by and between Rovi Corporation and American Stock Transfer & Trust Company, LLC (filed as Exhibit 4.1 of Rovi’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 4, 2016)

*	Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rovi Corporation
(Registrant)

Date: May 4, 2016	By:	/s/ Pamela Sergeeff
Pamela Sergeeff
EVP and General Counsel